Company Oxford Glycosciences PLC
                  TIDM OGS
                  Headline Final Results
                  Released 09:00 28 Apr 2003
                  Number 4149K






RNS Number:4149K
Oxford Glycosciences PLC
28 April 2003

PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Denis Mulhall, Chief Financial Officer
Tel: +44 (0) 1235 208 000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Tim Spratt
Melanie Toyne-Sewell
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626

Not for release, publication or distribution in, into or from Australia, Canada or Japan

                        OXFORD GLYCOSCIENCES PLC ("OGS")

                       PRELIMINARY UNAUDITED RESULTS 2002

Oxford, UK, 28 April 2002 - Oxford GlycoSciences Plc (LSE:OGS,NASDAQ:OGSI) (the "Company") today announces its preliminary unaudited results for the year ended 31 December 2002. The directors note that the audit has not yet been finalised and are not aware of any outstanding items that will have a material effect on the results herein.

The Board of Directors on 11 April 2003 recommended the offer by Celltech Group plc for the entire issued share capital of the Company. The offer has now been declared unconditional in all respects and the transaction is likely to be implemented towards the end of May 2003. In the light of these developments the unaudited results are released as a matter of record and without further comment.


Consolidated Profit and Loss Account
For the year ended 31 December 2002

                                                           2002       2001
                                               Notes    GBP'000    GBP'000
                                                         ______     ______
Turnover                                           3     13,973     13,376
Net operating costs                                4    (54,765)   (49,396)
                                                         ______     ______
Operating loss                                          (40,792)   (36,020)
Share of joint venture loss                              (4,383)    (2,007)
Profit on disposal                                            -         82
                                                         ______     ______
Loss on ordinary activities before interest and
taxation                                                (45,175)   (37,945)

Interest receivable                                       6,408      9,733
Amount written off investments                     5     (2,397)         -
                                                         ______     ______
Loss on ordinary activities before taxation             (41,164)   (28,212)
Tax on loss on ordinary activities                 6      3,299      2,864
                                                         ______     ______
Loss for the year                                       (37,865)   (25,348)
                                                         ______     ______
Loss per ordinary 5p share
- basic and diluted                                7     (68.04p)   (46.04p)
                                                         ______     ______


The Group has no recognised gains or losses other than those above, therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the losses on ordinary activities before taxation and the losses for the periods stated above, and their historical cost equivalents. The results for the periods above are derived entirely from continuing activities.

Balance Sheet
At 31 December 2002

                                       Group                 Company
                                     2002       2001       2002       2001
                        Notes     GBP'000    GBP'000    GBP'000    GBP'000
                                   ______     ______     ______     ______
Fixed assets
Tangible assets                    12,553     14,221          -          -

Investments

Investment in joint venture
- share of gross assets             9,571     14,679          -          -
Investment in joint venture
- share of gross liabilities        (961)    (1,686)         -          -
Investment in joint venture
- provision for unrealised profit (1,595)    (2,708)         -          -

                                   ______     ______     ______     ______
                            3       7,015     10,285          -          -
Other investments           9       5,538      4,251     36,666     36,666
                                   ______     ______     ______     ______
                                   25,106     28,757     36,666     36,666
                                   ______     ______     ______     ______

Current assets
Stock                                 264        346                     -
Debtors                            10,812      9,626    142,650    103,171
Cash at bank and in hand          136,412    176,618    123,462    155,489
                                   ______     ______     ______     ______
                                  147,488    186,590    266,112    258,660
                                   ______     ______     ______     ______

Creditors: amounts falling
due within one year               (14,033)   (18,250)                    -
                                   ______     ______                ______

Net current assets                133,455    168,340    266,112    258,660
                                   ______     ______     ______     ______

Total assets less current
liabilities                       158,561    197,097    302,778    295,326

Creditors: amounts falling
due after more than one year       (1,659)    (2,399)         -          -

Provisions for liabilities
and charges                             -        (87)         -          -
                                   ______     ______     ______     ______
Net assets                        156,902    194,611    302,778    295,326
                                   ______     ______     ______     ______
Capital and reserves
Share capital                       2,787      2,778      2,787      2,778
Share premium account             276,097    275,950    276,097    275,950
Capital reserve                    11,107     11,107          -          -
Profit and loss account          (133,089)   (95,224)    23,894     16,598
(deficit)
                                   ______     ______     ______     ______
Equity shareholders'funds   8     156,902    194,611    302,778    295,326

                                   ______     ______     ______     ______


Consolidated Cash Flow Statement
For the year ended 31 December 2002

                          Notes      2002       2002       2001       2001
                                  GBP'000    GBP'000    GBP'000    GBP'000
                                    _____      _____      _____      _____
Net cash flow from operating
activities                    A              (45,128)              (22,164)

Returns on investments and
servicing of finance

Interest received                   7,829                 9,042
                                    _____
Net cash flow from returns                     7,829                 9,042
on investments and servicing
of finance
Taxation                            4,669                     -
                                               4,669                     -
Capital expenditure and
financial investment
Purchases of tangible fixed assets (4,204)               (5,306)
Purchases of fixed asset
investments                        (3,528)              (19,251)
                                    _____

Net cash flow from capital
expenditure and financial
investment                                    (7,732)              (24,557)

Disposals
Cash consideration from sale
of biochemicals product line                       -                   115
Cash consideration from sale
of other assets                                    -                     7
Net cash flow before management
of liquid resources and financing            (40,362)              (37,557)

Management of liquid
resources                     B               39,253                39,480

Financing
Issue of ordinary share capital       304                10,552

Expenses paid in connection
with share issues                    (148)                 (269)
                                     _____
Net cash flow from                              156                10,283
financing

(Decrease)/Increase in net cash  C             (953)               12,206
                                               _____                 _____


Notes to the Consolidated Cash Flow Statement


A     Reconciliation of operating loss to net cash flow from operating activities

                                      2002       2002      2001       2001
                                   GBP'000     GBP'000   GBP'000    GBP'000
                                    ______     ______    ______     ______
Operating loss                                (40,792)             (36,020)
Depreciation charges (including profit
/ loss on disposals)                 5,402                4,418
Decrease/(Increase) in stock            82                 (170)
(Increase)/Decrease in debtors      (3,977)                  34
(Decrease)/Increase in deferred
income                              (2,832)               6,815
(Decrease)/Increase in creditors    (3,011)               2,759
                                    ______               ______
                                               (4,336)              13,856
                                               ______               ______
Net cashflow from operating activities        (45,128)             (22,164)
                                                   ______               ______


B    Reconciliation of net cash flow to movement in net funds

                                     2002       2002       2001       2001
                                  GBP'000    GBP'000    GBP'000    GBP'000
                                   ______     ______     ______     ______
(Decrease)/Increase in cash in the
year                                            (953)               12,206
Cashflow from decrease in liquid
resources                         (39,253)              (39,480)
                                   ______                ______

Change in net funds resulting from
cash flows                                   (39,253)              (39,480)
                                              ______                ______
Movement in net funds in the year            (40,206)              (27,274)
Net funds at 1 January                       176,618               203,892
                                              ______                ______
Net funds at 31 December                     136,412               176,618
                                              ______                ______



C    Analysis of net funds
                                      At 1                           At 31
                                   January                        December
                                      2002        Cash flow           2002
                                   GBP'000          GBP'000        GBP'000
                                    ______           ______         ______
Cash at bank and in hand            14,052             (953)        13,099
Bank deposits - liquid resources   162,566          (39,253)       123,313
                                    ______           ______         ______
                                   176,618          (40,206)       136,412
                                    ______           ______         ______


Liquid resources represent all deposits with an original maturity of between 24 hours and one year. Cash includes cash in hand and deposits of up to 24 hours which are payable on demand.

Notes


1    Preliminary results

The preliminary results for the year ended 31 December 2002 represent abridged financial statements and have not yet been delivered to the Registrar of Companies. The comparative figures for the year ended 31 December 2001 have been taken from, but do not constitute, the Group's financial statements for that year. Those financial statements were reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) of the Companies Act 1985.


2    Principal accounting policies


The accounts have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The accounting policies applied are consistent with those set out in the Annual Report and Accounts for the year ended 31 December 2001.


3    Interest in joint venture


In June 2001, OGS formed a joint venture with Marconi, called Confirmant Ltd, which will provide database services to pharmaceutical and biotechnology companies.


As at 31 December 2002, there is a provision for unrealised profit, GBP1.6 million, representing revenue from the sale of marketing rights and data analysis software to Confirmant. This amount will be released over the life of the assets to which it relates. Sales by OGS to Confirmant during the period ended 31 December 2002 amounted to GBP5.4 million (2001: GBP5.3 million)


4    Net Operating Costs


Net operating costs include an amount of GBP1.1 million in respect of expenses relating to corporate and financial advice received by the Group through 31 December 2002.


5    Investment Write Down


Relates to provision for permanent diminution in value of OGS' investment in BioInvent International AB (see Note 8).


6    Tax on loss on ordinary activities


The Group has recognised Research and Development Tax Credits totalling GBP3.3 million (2001: GBP2.9 million) in the accounts, relating to the period from 1 January 2002 to 31 December 2002.


7    Loss per ordinary 5p share


Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.


For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume exercise of all options, which would be potentially dilutive. Due to the loss making position of the Group the exercise of share options does not increase basic loss per share and therefore according to FRS14 the basic and diluted loss per share remain the same.


Basic and diluted        2002                           2001
loss per share

                 GBP'000    '000     pence      GBP'000     '000     Pence
                 ______    ______    ______     ______    ______    ______
Loss attributable
to ordinary
shareholders    (37,865)   55,653    (68.04)   (25,348)   55,052    (46.04)
                 ______    ______    ______     ______    ______    ______



8      Reconciliation of movements in shareholders' funds

Group                                                    2002        2001

                                                      GBP'000     GBP'000
                                                       ______      ______

Loss for the year                                     (37,865)    (25,348)
New shares issued                                         304      10,552
Expenses of share issue                                  (148)       (269)
                                                       ______      ______
Net addition to/ (reduction in) shareholders' funds   (37,709)    (15,065)
Opening shareholders' funds                           194,611     209,676
                                                       ______      ______
Closing shareholders' funds                           156,902     194,611
                                                       ______      ______



9    Other Investments

                                            NeoGenesis
                             BioInvent   Pharmaceuticals
                           International           Inc     Other     Total
                                    AB
                               GBP'000         GBP'000   GBP'000   GBP'000
                                ______          ______    ______    ______
Cost
At 1 January 2002                    -           4,251         -     4,251
Additions                        3,528               -       156     3,684
At 31 December 2002              3,528           4,251       156     7,935

Provisions
At 1 January 2002                    -               -         -         -
Provision Re Diminution in
Value				 2,397               -         -     2,397
At 31 December 2002              2,397               -         -     2,397
Net Book Value
31 December 2002                 1,131           4,251       156     5,538
Net Book Value
31 December 2001                     -           4,251         -     4,251



On 16 May 2002, OGS subscribed SEK52.0 million in cash at SEK39.1 per share in BioInvent International AB, as part of a research collaboration.

This investment is not held for resale but having regard to the market value at 31 December 2002, the directors consider that permanent dimunition in value of the investment has occurred.

The investment in NeoGenesis Pharmaceuticals is similarly not held for resale and management do not consider that any permanent dimunition in value existed at 31 December 2002.


                                     -Ends-


Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's website
(www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.






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